CONTACT:
  Edward Grebow,
  President and Chief Executive Officer
  (516) 845-2175
  egrebow@chyron.com

  Dawn R. Johnston
  Senior Vice President and Chief Financial Officer
  (516) 845-2011
  djohnston@chyron.com

  Chyron's Investor Relations:
  Focus Partners LLC
  Harvey A. Goralnick
  (212) 752-9445
  hg@focuspartners.com

  Chyron Website: www.chyron.com

  CHYRON REPORTS 1998 YEAR-END AND FOURTH QUARTER RESULTS

  Melville, NY   February 4, 1999   Chyron Corporation (NYSE: CHY), the
  world's premier manufacturer of television character generators, graphics, routing and automation systems, today announced financial results for the year and fourth quarter ended December 31, 1998.

  Net sales for the year were $83.7 million compared to $86.8 million for 1997. The net loss for the year was $4.4 million, or $0.14 per share, compared to a loss of $.8 million, or $0.02 per share, for 1997.

  Net sales for the fourth quarter ended December 31, 1998 were $19.0 million compared to $23.2 million in the comparable 1997 quarter. The net loss for the fourth quarter of 1998 was $970 thousand, or $0.03 per share, compared to net income of $632 thousand, or $0.02 per share, for the comparable period in 1997.

  "While we continue to be disappointed by the slow pace of sales and our inability to achieve consistent profitability," commented Edward Grebow, President and CEO, "we are encouraged by signs that America's conversion to digital television is finally occurring. During the fourth quarter, 42 American broadcast stations commenced digital and HDTV transmission and retailers started selling digital television sets. Chyron launched sales of its Duet digital and HDTV graphics platform and has thus far sold 23 units for a total of $1.1 million. I am also encouraged in recent weeks by the news that digital television sets are beginning to come down in price and that additional broadcasters are starting digital transmission. We are optimistic that this will translate into incremental Chyron sales during the coming months and dramatic increases during coming years. Chyron remains well positioned to be a significant beneficiary of the conversion to digital television throughout the world."

  Sales of Chyron's graphics products and Pro-Bel products in the U.S. increased by $10 million during fiscal 1998 but were offset by reduced international sales, largely in Asia and the U.K., and the loss of revenues resulting from the sale in August 1998 of the Company's Trilogy division which represented $2.4 million of the decline. Operating income declined from $0.3 million in 1997 to an operating loss of $5.5 million in 1998. Significant factors contributing to this change were an increase in operating expenses resulting from enhanced R&D efforts to support the digital and HDTV markets and increased costs associated with the continued effort to improve customer service, partially offset by improved profit margins due to a change in product mix. The net loss of $4.4 million benefited from a gain of $1.2 million realized on the sale of Trilogy.

  Consistent with the yearly results, the quarter was impacted by a softness in sales in the international market and the loss of Trilogy revenues, partially offset by an overall increase in U.S. sales of Pro-Bel and Chyron graphics products. Chyron sales in the U.S. increased by 28% from the same quarter a year ago. This was offset by a 39% decrease in sales outside the U.S. Overall gross profit was lower by $2.2 million in the fourth quarter of 1998 compared to the same period in 1997. Although there were improved margins on sales of the Company's core products, these were offset by greater than anticipated costs on one large customer contract. Operating costs declined by $0.4 million to $9.4 million in the fourth quarter of 1998 compared to $9.8 million during the fourth quarter of 1997. Despite the elimination of operating costs related to Trilogy and cost containment initiatives instituted by management, these were offset to a lesser degree by increased R&D costs. The $9.4 million of operating costs in the fourth quarter of 1998 was lower than the $9.9 million of operating costs in the third quarter of 1998, reflecting the continuous emphasis on cost reduction and the elimination of Trilogy operating costs.

  During December 1998, Chyron issued $1.1 million of 8% 5-year convertible notes and is in the process of raising up to $10 million of additional long-term convertible debt to fund continued research and development and reduce the Company's reliance on bank debt. There can be no assurance that the Company will be successful in its effort to raise such additional debt. The notes will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. Chyron's management believes that now is a good time to position the Company for selective acquisitions as the broadcast industry consolidates, and that strengthening Chyron's balance sheet will facilitate that strategy.

  Information set forth in this Press Release may constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results to differ from the anticipated results. The risks and uncertainties that may affect the Company's business include, without limitation, the following: product concentration in a mature market, dependence on the emerging digital market and the industry's transition to DTV and HDTV, resistance within the broadcast or cable industry to implement DTV and HDTV technology, rapid technological changes, new technologies that could render certain Chyron products to be obsolete, a highly competitive environment, competitors with significantly greater financial resources, and new product introductions by competitors. Further information regarding these as well as other key risk factors and meaningful cautionary statements that could affect the Company's financial results are included at length in the Company's Form 10-K for the fiscal year ended December 31, 1997, filed with the Securities and Exchange Commission.


  CHYRON CORPORATION
  Consolidated Statements of Operations
  (In thousands, except per share amounts)


                               Three Months Ended      Year Ended
                                December 31            December 31
                                 Unaudited
                               1998      1997         1998       1997

  Net sales                   $19,027   $23,153     $83,710     $86,774
  Cost of products sold        10,419    12,327      44,250      46,944
  Gross profit                  8,608    10,826      39,460      39,830

  Operating expenses:

  Selling, general and
    administrative              7,467     8,056      31,420      29,662
  Research and
    development                 1,922     1,716       9,537       6,822
  Restructuring and other
   non-recurring charges          -          -        3,979       3,082
  Total operating
   expenses                     9,389     9,772      44,936      39,566

  Operating income (loss)       (781)     1,054     (5,476)         264

  Gain on Sale of Trilogy
   Broadcast, Ltd.                -         -        1,194           -

  Interest and other
   expense, net                 (381)      (67)     (1,786)      (1,242)

  Income (loss) before
   (benefit)provision
   for income taxes           (1,162)      987      (6,068)        (978)

  (Benefit) provision
   for income taxes             (192)      355      (1,621)        (218)

  Net income (loss)           $ (970)    $ 632    $ (4,447)      $ (760)

  Net Income (loss)
   per share -
  Basic and diluted           $(0.03)   $ 0.02     $ (0.14)    $  (0.02)